SNOW BECKER KRAUSS P.C.
605 Third Avenue, 25th Floor
New York, New York 10158

March 31, 2008

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re: Request by Intermec, Inc. for Withdrawal of Post-Effective Amendment No. 1 to Form S-3 Registration Statement (No. 333-42839)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, on behalf of Intermec, Inc. (“Intermec”), we hereby request withdrawal of Intermec’s Post-Effective Amendment No. 1 to Form S-3 Registration Statement (No. 333-42839) (the “Amendment”), that was originally filed with the Securities and Exchange Commission on March 21, 2008.

We are requesting this withdrawal because the printer submitting the filing used an erroneous EDGAR submission type (S-3/A instead of POS AM). Intermec intends to refile the Amendment shortly using the correct EDGAR submission type for this filing. Intermec did not offer or sell any securities pursuant to the Amendment.

We greatly appreciate your assistance in this matter. If you have any questions regarding this application for withdrawal, please contact me at 212-455-0440.

Very truly yours, /s/ Eric Honick Eric Honick